SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

lululemon athletica inc.

(Name of Issuer)

Common Stock, par value $0.005

(Title of Class of Securities)

550021109

(CUSIP Number)

Jarlyth H. Gibson, Risk Officer 617−951−9493
c/o Advent International Corporation
75 State Street, 29th Floor
Boston, MA 02109

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.		NAME OF REPORTING PERSONS Advent International Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,105,279*
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 20,105,279*
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,105,279*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.06%*
14.		TYPE OF REPORTING PERSON CO, IA

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of common stock, par value $0.005 per share, of lululemon athletica inc. (the “Common Stock”), which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,105,279*
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 20,105,279*
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,105,279*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.06%*
14.		TYPE OF REPORTING PERSON OO

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Puma Acquisition Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,105,279*
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 20,105,279*
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,105,279*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.06%*
14.		TYPE OF REPORTING PERSON OO

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS GPE VII GP Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,810,061 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 6,810,061 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,061 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-A Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,345,401 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 2,345,401 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,345,401 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.76%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-E Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,145,147 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 4,145,147 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,145,147 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.10%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-H Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 319,513 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 319,513 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,513 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,534,069 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 2,534,069 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,069 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII−B Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,752,805 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 5,752,805 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,752,805 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.31%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-C Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,828,736 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,828,736 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,736 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-D Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,516,702 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,516,702 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,702 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.14%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-F Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 533,815 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 533,815 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,815 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-G Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 533,815 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 533,815 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,815 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS GPE VII GP (Delaware) Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,699,942 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 12,699,942 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,699,942 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.51%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,947 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 8,947 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,947 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 194,921 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 194,921 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,921 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – A Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,412 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 21,412 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,412 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – A Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 51,550 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 51,550 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,550 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – B Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 212,613 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 212,613 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,613 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII 2014 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,304 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 12,304 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,304 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII 2014 Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,983 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 34,983 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,983 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – A 2014 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 33,877 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 33,877 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,877 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – A 2014 Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,669 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 24,669 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,669 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Amendment No. 1 to Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the transaction contemplated by the Purchase Agreement (as defined in the Schedule 13D).

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D first filed on August 18, 2014, and as amended (the “Schedule 13D”), and is jointly filed by the Reporting Persons (as defined in Item 2 below) with respect to the Common Stock, par value $0.005 per share (the “Common Stock”), of lululemon athletica inc., (the “Corporation” or the “Issuer”).  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.           Identity and Background

Item 2 of the Schedule 13D is supplemented as follows:

(a) & (f) This Amendment No. 1 is being filed by the following entities:

1.	Advent International Corporation, a Delaware Corporation
2.	Advent International GPE VII, LLC, a Delaware limited liability company
3.	Advent Puma Acquisition Limited, a Cayman Islands limited company
4.	GPE VII GP Limited Partnership, a Cayman Islands limited partnership
5.	GPE VII GP (Delaware) Limited Partnership, a Delaware limited partnership
6.	Advent International GPE VII-A Limited Partnership, a Cayman Islands limited partnership
7.	Advent International GPE VII-E Limited Partnership, a Cayman Islands limited partnership
8.	Advent International GPE VII-H Limited Partnership, a Cayman Islands limited partnership
9.	Advent International GPE VII Limited Partnership, a Delaware limited partnership
10.	Advent International GPE VII-B Limited Partnership, a Delaware limited partnership
11.	Advent International GPE VII-C Limited Partnership, a Delaware limited partnership
12.	Advent International GPE VII-D Limited Partnership, a Delaware limited partnership
13.	Advent International GPE VII-F Limited Partnership, a Delaware limited partnership
14.	Advent International GPE VII-G Limited Partnership, a Delaware limited partnership
15.	Advent Partners GPE VII Limited Partnership, a Delaware limited partnership
16.	Advent Partners GPE VII Cayman Limited Partnership, a Cayman Islands limited partnership
17.	Advent Partners GPE VII – A Limited Partnership, a Delaware limited partnership
18.	Advent Partners GPE VII – A Cayman Limited Partnership, a Cayman Islands limited partnership
19.	Advent Partners GPE VII – B Cayman Limited Partnership, a Cayman Islands limited partnership
20.	Advent Partners GPE VII 2014 Limited Partnership, a Delaware limited partnership
21.	Advent Partners GPE VII 2014 Cayman Limited Partnership, a Cayman Islands limited partnership
22.	Advent Partners GPE VII – A 2014 Limited Partnership, a Delaware limited partnership
23.	Advent Partners GPE VII – A 2014 Cayman Limited Partnership, a Cayman Islands limited partnership

The entities listed in subparagraphs (1) through (23) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (6) through (23) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

Advent International Corporation is the Manager of Advent International GPE VII, LLC (“AIGPE VII LLC”) which in turn is the General Partner of the following entities:  Advent Partners GPE VII Limited Partnership; Advent Partners GPE VII Cayman Limited Partnership; Advent Partners GPE VII – A Limited Partnership; Advent Partners GPE VII – A Cayman Limited Partnership; Advent Partners GPE VII – B Cayman Limited Partnership; Advent Partners GPE VII 2014 Limited Partnership; Advent Partners GPE VII 2014 Cayman Limited Partnership; Advent Partners GPE VII – A 2014 Limited Partnership; Advent Partners GPE VII – A 2014 Cayman Limited Partnership; GPE VII GP (Delaware) Limited Partnership (“GPEVII GP (Del)”); and GPE VII GP Limited Partnership (“GPEVII GP”).

GPEVII GP (Del) is the General Partner of the following entities: Advent International GPE VII Limited Partnership; Advent International GPE VII-B Limited Partnership; Advent International GPE VII-C Limited Partnership; Advent International GPE VII-D Limited Partnership; Advent International GPE VII-F Limited Partnership; and Advent International GPE VII-G Limited Partnership.

GPEVII GP is the General Partner of the following entities: Advent International GPE VII-A Limited Partnership; Advent International GPE VII-E Limited Partnership; and Advent International GPE VII-H Limited Partnership.

Following the closing of the Transaction, which occurred on September 9, 2014, Advent Puma Acquisition Limited (“APAL”) was jointly owned by each of the Advent Funds.  On October 14, 2014, APAL transferred an aggregate of 595,276 shares of Common Stock directly owned by APAL to the following entities in exchange for such entity’s entire ownership interest in APAL, and immediately after giving effect to such exchange, such entity (a “Specified Advent Fund”) directly owned shares of the Common Stock as follows:  Advent Partners GPE VII Limited Partnership (8,947 shares); Advent Partners GPE VII Cayman Limited Partnership (194,921 shares); Advent Partners GPE VII-A Limited Partnership (21,412 shares); Advent Partners GPE VII-A Cayman Limited Partnership (51,550 shares); Advent Partners GPE VII-B Cayman Limited Partnership (212,613 shares); Advent Partners GPE VII 2014 Limited Partnership (12,304 shares); Advent Partners GPE VII 2014 Cayman Limited Partnership (34,983 shares); Advent Partners GPE VII-A 2014 Limited Partnership (33,877 shares); Advent Partners GPE VII-A 2014 Cayman Limited Partnership (24,669 shares).  Following the exchange, the owners of APAL were the Advent Funds other than the Specified Advent Funds.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

The information set forth under Item 2 this Amendment No. 1 is incorporated herein by reference.

Item 4.           Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

The information set forth under Item 2 of this Amendment No. 1 is incorporated herein by reference.

As contemplated by the Support Agreement, on September 9, 2014, the board of directors of the Issuer (the “Board”) (i) the expanded the sized of the Board from ten to twelve members, (ii) appointed David M. Mussafer (“Mr. Mussafer”) and Steven J. Collins (“Mr. Collins”), each employees of AIC, to fill the resulting newly-created directorships, (iii) appointed Mr. Mussafer to serve as co-Chairman of the Board and as a member of the nominating and governance committee of the Board; and (iv) appointed

Mr. Collins to serve as a member of the compensation committee of the Board and as an observer to the audit committee of the Board.

Item 5.           Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) and (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 as of the close of business on October 20, 2014, are incorporated herein by reference.  As of the close of business on October 20, 2014, the Reporting Persons beneficially owned in the aggregate 20,105,279 shares of Common Stock, representing approximately 15.06% of the shares of Common Stock outstanding.  Percentage ownership calculations are based on 133,518,984 outstanding shares of Common Stock, which reflects the sum of the 113,413,705 outstanding shares of Common Stock as of September 8, 2014 (as reported in the Issuer’s Form 10-Q filed with the SEC on September 11, 2014) and 20,105,279 shares of Common Stock issued by the Issuer pursuant to the exchange of exchangeable shares on September 9, 2014, in connection with the closing of the Transaction contemplated by the Purchase Agreement.  The shares of Common Stock beneficially owned by the Reporting Persons as of close of business on October 20, 2014, were held directly as follows: APAL (19,510,003 shares); Advent Partners GPE VII Limited Partnership (8,947 shares); Advent Partners GPE VII Cayman Limited Partnership (194,921 shares); Advent Partners GPE VII-A Limited Partnership (21,412 shares); Advent Partners GPE VII-A Cayman Limited Partnership (51,550 shares); Advent Partners GPE VII-B Cayman Limited Partnership (212,613 shares); Advent Partners GPE VII 2014 Limited Partnership (12,304 shares); Advent Partners GPE VII 2014 Cayman Limited Partnership (34,983 shares); Advent Partners GPE VII-A 2014 Limited Partnership (33,877 shares); and Advent Partners GPE VII-A 2014 Cayman Limited Partnership (24,669 shares).

To the Reporting Persons’ knowledge, as of the close of business on October 20, 2014, the Issuer also had outstanding 9,776,421 shares of special voting stock, through which the holders of exchangeable shares of Lulu Canadian Holding, Inc. may exercise their voting rights with respect to the Issuer.  The special voting stock and the Common Stock generally vote together as a single class on all matters on which the Common Stock is entitled to vote.  Accordingly, as of the close of business on October 20, 2014, the 20,105,279 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons represented approximately 14.03% of the shares of the voting power of the Issuer’s shares of Common Stock and special voting stock outstanding.

The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this Amendment No. 1.  The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3 of the Exchange Act.

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding
Advent International Corporation (1) (2) (3)	20,105,279	15.06%
Advent International GPE VII, LLC (1) (2) (3)	20,105,279	15.06%
Advent Puma Acquisition Limited (4)	20,105,279	15.06%
GPE VII GP (Delaware) Limited Partnership (1) (2)	12,699,942	9.51%
GPE VII GP Limited Partnership (1) (3)	6,810,061	5.10%
Advent Partners GPE VII – A Limited Partnership (1)	21,412	0.02%

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding
Advent Partners GPE VII – A Cayman Limited Partnership (1)	51,550	0.04%
Advent Partners GPE VII – B Cayman Limited Partnership (1)	212,613	0.16%
Advent Partners GPE VII 2014 Limited Partnership (1)	12,304	0.01%
Advent Partners GPE VII 2014 Cayman Limited Partnership (1)	34,983	0.03%
Advent Partners GPE VII – A 2014 Limited Partnership (1)	33,877	0.02%
Advent Partners GPE VII – A 2014 Cayman Limited Partnership (1)	24,669	0.02%
Advent Partners GPE VII Limited Partnership (1)	8,947	0.01%
Advent Partners GPE VII Cayman Limited Partnership (1)	194,921	0.15%
Advent International GPE VII-A Limited Partnership (3)	2,345,401	1.76%
Advent International GPE VII-E Limited Partnership (3)	4,145,147	3.10%
Advent International GPE VII-H Limited Partnership (3)	319,513	0.24%
Advent International GPE VII Limited Partnership (2)	2,534,069	1.90%
Advent International GPE VII-B Limited Partnership (2)	5,752,805	4.31%
Advent International GPE VII-C Limited Partnership (2)	1,828,736	1.37%
Advent International GPE VII-D Limited Partnership (2)	1,516,702	1.14%
Advent International GPE VII-F Limited Partnership (2)	533,815	0.40%
Advent International GPE VII-G Limited Partnership (2)	533,815	0.40%
Total Group	20,105,279	15.06%

(1)
AIC is the Manager of Advent International GPE VII, LLC (“AIGPE VII LLC”) which in turn is the General Partner of the indicated Reporting Persons.  As such, AIC has the sole power to vote and dispose of the securities beneficially owned by:  Advent Partners GPE VII Limited Partnership; Advent Partners GPE VII Cayman Limited Partnership; Advent Partners GPE VII – A Limited Partnership; Advent Partners GPE VII – A Cayman Limited Partnership; Advent Partners GPE VII – B Cayman Limited Partnership; Advent Partners GPE VII 2014 Limited Partnership; Advent Partners GPE VII 2014 Cayman Limited Partnership; Advent Partners GPE VII – A 2014 Limited Partnership; Advent Partners GPE VII – A 2014 Cayman Limited Partnership.  The beneficial ownership of AIC and AIGPE VII LLC derive from such power.

(2)
AIC is the Manager of AIGPE VII LLC which in turn is the General Partner of GPE VII GP (Delaware) Limited Partnership (“GPEVII GP (Del)”) which in turn is the General Partner of the indicated Reporting Persons.  As such, AIC has the sole power to vote and dispose of the securities beneficially owned by Advent International GPE VII Limited Partnership, Advent International GPE VII-B Limited Partnership, Advent International GPE VII-C Limited Partnership, Advent International GPE VII-D Limited Partnership, Advent International GPE VII-F Limited Partnership, and Advent International GPE VII-G Limited Partnership.  The beneficial ownership of AIC, AIGPE VII LLC and GPEVII GP (Del) derive from such power.

(3)
AIC is the Manager of AIGPE VII LLC which in turn is the General Partner of GPE VII GP Limited Partnership (“GPEVII GP”) which in turn is the General Partner of the indicated Reporting Persons.  As such, AIC has the sole power to vote and dispose of the securities beneficially owned by Advent International GPE VII-A Limited Partnership, Advent International GPE VII-E Limited Partnership, and Advent International GPE VII-H Limited Partnership.  The beneficial ownership of AIC, AIGPE VII LLC and GPEVII GP derive from such power.

(4)	The owners of APAL are the Advent Funds other than the Specified Advent Funds.

On account of certain voting agreements in the Support Agreement, the Reporting Persons may be deemed (i) to constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), with Mr. Wilson and (ii) to beneficially own shares of Common Stock that may be beneficially owned by Mr. Wilson.  It is the understanding of the Reporting Persons that Mr. Wilson makes filings on Schedule 13G under the Exchange Act with respect to the Common Stock.  To the Reporting Persons’ knowledge, Mr. Wilson beneficially owned 20,112,399 shares of Common Stock immediately following the closing contemplated by the Purchase Agreement, on September 9, 2014, and accordingly, the Reporting Persons and Mr. Wilson, in the aggregate, then beneficially own 40,217,678 shares of Common Stock, representing approximately 28.07% of the Common Stock outstanding.  Except for the foregoing sentence, all beneficial ownership and percentage ownership figures in this Amendment No. 1 do not include any shares owned by Mr. Wilson.  Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of shares of Common Stock owned by Mr. Wilson for purposes of Section 13(d) of the Exchange Act, or for any other purpose.  Except for the Purchased Shares, the Reporting Persons have no economic interest in any shares of Common Stock beneficially owned by Mr. Wilson.

Among the various agreements contained in the Support Agreement, Advent has agreed with the Corporation during the Support Agreement Period to cause all voting securities of the Corporation beneficially owned by it and/or its affiliates to be voted (i) in favor of any nominee or director nominated by the Board or the nominating and governance committee of the Board and (ii) against the removal of any director nominated by the Board or the nominating and governance committee of the Board.

To the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule A to this Amendment No. 1 beneficially owned shares of Common Stock as of the close of business on October 20, 2014, except that Mr. Mussafer beneficially owned 12,121 shares of Common Stock.

(c)  Except as disclosed in Item 2 of this Amendment No. 1, which is incorporated herein by reference, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.  To the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule A to this Amendment No. 1 effected any transactions in the Common Stock during within the past 60 days, except that on September 15, 2014, the Issuer granted Mr. Mussafer, as compensation for service as a director, 2,121 shares of restricted Common Stock that vests as to 100% on the earlier of (a) June 16, 2015 or (b) the date of the Issuer’s 2015 annual meeting of stockholders.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 17, 2014, APAL entered into a Margin Loan Agreement with JPMorgan Chase Bank, N.A., London Branch, (“JP Morgan”) and related security documents (collectively, the “Loan Documents”), pursuant to which APAL is entitled to borrow up to $242,600,000 (the “Borrowed Amount”).  Under the terms of the Loan Documents,  APAL has agreed to pledge and grant a security interest in certain collateral, which includes 19,510,003 shares of Common Stock (the “Pledged Shares”), in favor of JP Morgan as security for the Borrowed Amount.  The loans mature on or about October 17, 2019, but upon the occurrence of certain events that are customary with this type of loan, JP Morgan may exercise its right to require APAL to pre-pay the Borrowed Amount, post additional collateral or foreclose on, and dispose of, the Pledged Shares in accordance with the Loan Documents.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 2014

Advent International GPE VII-A Limited Partnership
Advent International GPE VII-E Limited Partnership
Advent International GPE VII-H Limited Partnership
By: GPE VII GP Limited Partnership, General Partner
By: Advent International GPE VII, LLC, General Partner
By: Advent International Corporation, Manager
By: Jarlyth H. Gibson, Risk Officer*

Advent International GPE VII Limited Partnership
Advent International GPE VII-B Limited Partnership
Advent International GPE VII-C Limited Partnership
Advent International GPE VII-D Limited Partnership
Advent International GPE VII-F Limited Partnership
Advent International GPE VII-G Limited Partnership
By: GPE VII GP (Delaware) Limited Partnership, General Partner
By: Advent International GPE VII, LLC, General Partner
By: Advent International Corporation, Manager
By: Jarlyth H. Gibson, Risk Officer*

Advent Partners GPE VII Limited Partnership
Advent Partners GPE VII Cayman Limited Partnership
Advent Partners GPE VII – A Limited Partnership
Advent Partners GPE VII – A Cayman Limited Partnership
Advent Partners GPE VII – B Cayman Limited Partnership
Advent Partners GPE VII 2014 Limited Partnership
Advent Partners GPE VII 2014 Cayman Limited Partnership
Advent Partners GPE VII – A 2014 Limited Partnership
Advent Partners GPE VII – A 2014 Cayman Limited Partnership
By: Advent International GPE VII, LLC, General Partner
By: Advent International Corporation, Manager
By: Jarlyth H. Gibson, Risk Officer*

GPE VII GP Limited Partnership
GPE VII GP (Delaware) Limited Partnership
By: Advent International GPE VII, LLC, General Partner
By: Advent International Corporation, Manager
By: Jarlyth H. Gibson, Risk Officer*

Advent International GPE VII, LLC
By: Advent International Corporation, Manager
By: Jarlyth H. Gibson, Risk Officer*

Advent International Corporation
By: Jarlyth H. Gibson, Risk Officer*

*For all of the above:

By: /s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Risk Officer

Advent Puma Acquisition Limited

By: /s/ Michael Ristaino
Michael Ristaino, Director

SCHEDULE A

I.	Advent International Corporation

The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below.  The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109.  All of the persons other than Ralf Huep and Humphrey Battcock listed below are United States citizens.  Mr. Huep is a German citizen.  Mr. Battcock is a citizen of the United Kingdom.

Name	Position with Advent International Corporation	Principal Occupation (if different)
Peter A. Brooke	Chairman
Thomas H. Lauer	Director
Richard F. Kane	Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary
Eileen Sivolella	Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary
James R. Westra	Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel
Andrew D. Dodge	Vice President; Deputy General Counsel; Secretary
Heather R. Zuzenak	Chief Compliance Officer
Jarlyth H. Gibson	Risk Officer; Assistant Treasurer
Humphrey W. Battcock	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Ralf Huep	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
David M. Mussafer	Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member
David M. McKenna	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Steven M. Tadler	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Ernest G. Bachrach	Director; Special Partner
John F. Brooke	Director	General Partner of Brooke Private Equity (1)
Mark Hoffman	Director	Chairman of Cambridge Research Group (2)

(1) The business address of Brooke Private Equity is 84 State St., Boston, MA 02109.

(2) The business address of Cambridge Research Group is 32 Taft Avenue, Newton, MA 02465.

II.	Advent Puma Acquisition Limited
Michael Ristaino is the sole director of Advent Puma Acquisition Limited.  Mr. Ristaino’s business address is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109.  Mr. Ristaino is a United States citizen.